FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT

(MACAU) LIMITED

Penthouse, 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Chief Financial Officer

Date: April 2, 2007

Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco PBL Entertainment Reports Full Year 2006 Results

New York, March 30, 2007 – Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL) a developer and owner of casino gaming and entertainment resort facilities focused exclusively on the rapidly expanding Macau market, today reported financial results for the full year ended December 31, 2006.

Key highlights of 2006 for Melco PBL Entertainment include:

•

Acquisition of a sub-concession to operate gaming casinos in Macau, making the company, through its subsidiary Melco PBL Gaming (Macau) Limited, one of only six companies to hold a casino gaming concession or sub-concession in the fast growing Macau market

•	Successful completion of an initial public offering and listing on NASDAQ, raising proceeds to the company of US$1.07 billion

•	Significant progress on development of flagship Macau properties, including the Crown Macau Hotel Casino, which is scheduled to formally open to the public on May 9, 2007

•	Continued growth in the company’s Mocha Clubs slots business with operating EBITDA up 77% for all of 2006 and average net win per machine per day reaching US$248 during the fourth quarter of 2006

Lawrence Ho, Chief Executive Officer and Co-Chairman of the company, said: “2006 was a year of major milestones and accomplishments for Melco PBL Entertainment. We secured a gaming sub-concession that will allow us to play a leading role in the fast growing Macau market, which, by some measures, surpassed the Las Vegas strip as the world’s largest casino gaming center by gaming revenue in 2006. We successfully listed on NASDAQ and concluded an international public offering that raised more than US$1 billion, providing us with substantial resources towards completing our ambitious growth plans, including the on-going development of our two flagship properties, the premier Crown Macau Casino Hotel and the City of Dreams integrated casino and entertainment resort in Cotai. Construction of the City of Dreams is in progress and we look forward to the public opening of the Crown Macau on May 9, 2007.

“Our existing Mocha Clubs business, the largest operator of non-casino gaming machines in Macau, posted solid growth, despite the need to relocate one of our six sites as a result of obtaining the gaming sub-concession. Mocha continues to demonstrate our ability, albeit on a smaller scale, to be innovative, differentiate ourselves and drive strong performance from our operating units. We continue to see tremendous growth opportunities in the Macau market and we are fully committed to ensuring that MPEL plays a central role in its development. We believe that our properties and our imaginative offerings will further enhance the appeal of Macau to visitors from China and around the world,” Mr Ho said.

2006 Operating Results

Total revenue for 2006 was US$36.1 million, up 108% from US$17.3 million in 2005, in part reflecting the impact of the acquisition of the gaming sub-concession, which resulted in a change in reporting of Mocha Clubs revenues from a pre-sub-concession service fee basis to gaming revenue based on net win beginning as of September 21, 2006.

Operating EBITDA at the Mocha Clubs business increased by 77% to US$13.2 million in 2006, compared with US$7.4 million in 2005.

Total group operating costs and expenses were US$93.8 million in 2006, up from US$21.1 million in 2005. The increase was largely attributable to the commencement of amortization of the company’s gaming sub-concession, increased amortization of land use rights for projects under development, and increased pre-opening, selling and marketing investment costs associated with the development of the Crown Macau and City of Dreams projects.

Total non-operating expenses were US$22.7 million in 2006, including US$11.2 million in interest expense and US$12.7 million in written-off deferred financing costs principally associated with the company’s US$500 million sub-concession credit facility, which was fully repaid with accrued interest from proceeds from the company’s IPO in December 2006.

The company reported a net loss of $73.5 million in 2006, compared to a net loss of $3.3 million in 2005. Net loss per share in 2006 was US$0.116.

Balance Sheet

Cash balances at the end of 2006 totaled US$584 million following the December 2006 IPO, which generated initial proceeds of US$1.065 billion, of which US$512 million was immediately used to repay the company’s sub-concession loan facility. Not reflected in the company’s 2006 balance sheet is an additional US$160.6 million in IPO proceeds received in early January 2007 following the full exercise of the underwriters’ over-allotment option (“greenshoe”) which increased the number of American Depositary Shares (ADSs) issued in the IPO by 9,037,500, representing 27,112,500 additional ordinary shares.

Total outstanding debt as of the end of 2006 was US$115.6 million in fixed-term loans from the company’s two major shareholders, repayable in 18 months from the balance sheet date and carrying interest at 3-months HIBOR per annum. MPEL’s debt to shareholders’ equity ratio as of the end of 2006 was 6.1%.

In March 2007, proceeds from the IPO were used to fully repay US$96.9 million in short-term obligations due to shareholders. The company has not drawn upon any of its existing credit facilities at the current time.

Construction in Progress

Construction in progress investment at the Crown Macau and City of Dreams projects increased by US$198.2 million during 2006 to reach a total of US$238.6 million as of December 31, 2006. Other property and equipment capital expenditure in 2006 totaled US$21.9 million.

Mocha Clubs

Gaming revenue from the company’s Mocha Clubs totaled US$35.4 million in 2006, comprising US$19.1 million in slot lounge gaming revenue received during the period from September 21 to December 31, 2006 following the company’s acquisition of its own sub-concession, and US$16.3 million received in the form of service fees from January 1 to September 20, 2006, when the Mocha Clubs business was operated under the terms of a revenue-sharing service agreement with SJM. On a full-year pro forma basis (which assumes that the Mocha Clubs had operated under an owned gaming sub-concession throughout 2005 and 2006), the Mocha Clubs generated slot lounge gaming revenues of US$71.6 million in 2006, up 35% from pro forma slot lounge gaming revenues of $53.0 million in 2005. The significant growth in the gross gaming revenues generated by the Mocha Clubs came despite the relocation of the company’s popular Kampek Mocha Club as a pre-condition to the approval of the acquisition of the sub-concession. The closure of Kampek in September 2006 temporarily reduced the number of Mocha Clubs in operation from 6 to 5 until the relocated Mocha Club was opened in Marina Plaza in December 2006.

The number of slot machines in operation at Mocha Clubs averaged 937 in 2006, up 48% from 634 in 2005. Average net win per slot machine per day was US$210 in 2006, down slightly from US$229 in 2005. Average net win per slot machine per day during the fourth quarter of 2006 reached a record US$248.

Crown Macau Casino Hotel

The company’s Crown Macau Casino Hotel, a 36-storey tower containing approximately 183,000 square feet of gaming space with approximately 220 gaming tables and more than 500 gaming machines, remains on schedule and is expected to formally open to the public on May 9, 2007.

The total project development budget for the Crown Macau, which includes the value of land for the project site, land premium costs, an estimate of construction costs and an estimate of other items such as capitalized interest on borrowings, pre-opening expenses, together with working capital and cage cash requirements at the time of opening, was previously estimated to be US$512.6 million. Construction costs represented approximately half of the total project development budget. On March 9, 2007 the company confirmed that it had increased the total estimated budget for development of the Crown Macau project by US$71m or approximately 14%. The increase in total budget for the development of the Crown Macau project was based on the company’s considered decisions to substantially increase the mass marketing budgets for the launch and post-launch promotion of the property through a campaign to be unveiled on April 12, and to upgrade the FF&E specifications, the design and the fit-out of the premier property.

City of Dreams

Ground-breaking at the unique City of Dreams project, an integrated casino and entertainment resort on Macau’s Cotai Strip, took place in April 2006. A substantial portion of the piling work was completed by the end of 2006 and the project remains on program. The project’s first phase, comprising two hotels (the Hard Rock hotel and Crown Towers, Cotai) together with a casino with approximately 450 gaming tables and 2,500 gaming machines and over 50,000 square feet of retail space is targeted to open in late 2008. A purpose built 2,000 seat theater, designed to the development specifications of Dragone Entertainment, is expected to commence performances in the second half of 2009.

A second phase, which includes additional hotel space and the serviced apartment blocks, is targeted for completion in the second half of 2009. Phase 2 was originally planned to include two hotels to be separately operated under the Grand Hyatt and Hyatt Regency brands. However, subject to further discussions and the finalization of the relevant agreement with the Hyatt, the company now intends to develop the two hotels as a single twin-tower hotel to be operated under the Grand Hyatt brand with approximately 1,000 rooms and suites.

The current total project budget for constructing, developing and opening both phases of the City of Dreams project is approximately US$2.1 billion, inclusive of land, land premium costs, construction costs, FF&E, pre-opening expenses, capitalized fees and finance costs and initial working capital requirements (including cage cash). As the City of Dreams project progresses, the company continues to improve and adjust its overall scope within the original timetable to completion, the existing business plan and the total project development budget. This is occurring within a context of rising costs of construction, services and materials in Macau. The company anticipates an increase in the total project budget for the City of Dreams project and will continue to explore ways to mitigate the impact of potential budget increases through various cost saving measures.

Conference Call Information

The company will hold a conference call to discuss its 2006 results on Friday, March 30, 2007 at 10:00am ET (7:00am PT; 10:00pm Hong Kong time; 3:00 p.m. GMT) to discuss the company’s 2006 annual financial results. Interested parties are invited to join the call by dialing 1-800-901-5226 in the US, ###-##-#### in Hong Kong, 00-800-280-02002 in the United Kingdom, or 1-617-786-4513 for all other international callers, using the access code MPEL. The conference call can also be accessed through a live audio webcast at http://www.melco-pbl.com/eng/investorcontact.php or http://events6.broadcastone.net/melcopbl/20070330/default.htm.

A telephone replay of the call will be available at 1-888-286-8010 and 1-617-801-6888 using the access code 49776045 from 12:00 noon ET (9:00 am PT) on March 30, 2007 until April 13, 2007.

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment (“MPEL”) is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited (“MPBL Gaming”), an operator of casino gaming and entertainment casino resort facilities focused exclusively on the rapidly expanding Macau market. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. MPEL’s development projects include the Crown Macau, which is targeted to open on a trial basis on April 28, 2007 and publicly on May 9, 2007, and the City of Dreams, the first phase of which is targeted to open in late 2008. Its existing business includes the Mocha Clubs, which feature a total of approximately 1,000 gaming machines in six locations and comprises the largest non-casino based operations of electronic gaming machines in Macau. MPEL has also entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau peninsula. For more information about MPEL, please visit http://www.melco-pbl.com.

MPEL has strong support from both of its founding shareholders, Melco International Development Limited (“Melco”) and Publishing & Broadcasting Limited (“PBL”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-Chairman and the CEO of MPEL. PBL is a top-20 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of MPEL.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco PBL Entertainment may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Melco PBL Entertainment’s beliefs and expectations, are forward-looking statements. Forward-

looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for the Crown Macau and the City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our registration statement on Form F-1 (as maybe updated by our annual report on Form 20-F) and other documents filed with the Securities and Exchange Commission. Melco PBL Entertainment does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of March 30, 2007, and Melco PBL Entertainment undertakes no duty to update such information, except as required under applicable law.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2005	2006
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$19,769	$583,996
Accounts receivable	37	414
Amounts due from affiliated companies	1,398	152
Inventories	87	196
Prepaid expenses and other current assets	641	1,790

Total current assets	21,932	586,548

PROPERTY AND EQUIPMENT, NET	67,794	279,885

GAMING SUBCONCESSION	—	885,691

INTANGIBLE ASSETS, NET	11,089	4,220

GOODWILL	34,417	81,915

LONG TERM PREPAYMENT	—	1,100

OTHER ASSETS	150,641	—

DEPOSIT FOR ACQUISITION OF LAND INTEREST	—	12,853

LAND USE RIGHTS, NET	132,424	423,066

RENTAL DEPOSITS	528	1,066

DEPOSITS FOR ACQUISITION OF PROPERTY AND EQUIPMENT	2,383	3,576

TOTAL	$421,208	$2,279,920

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$149	$2,509
Accrued expenses and other current liabilities	11,879	97,369
Income tax payable	615	259
Capital lease obligations, due within one year	3	6
Amounts due to affiliated companies/person	31,518	10,611
Amounts due to shareholders	94,577	96,859

Total current liabilities	138,741	207,613

DEFERRED TAX LIABILITIES	14,997	24,046

CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	8	10

LOANS FROM SHAREHOLDERS	—	115,647

LAND USE RIGHTS PAYABLE	9,278	42,238

MINORITY INTERESTS	19,492	—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized - 1,500,000,000 shares and issued - 500,000,000 and 1,180,931,146 shares as of December 31, 2005 and 2006	5,000	11,809
Additional paid-in capital	237,779	1,955,383
Accumulated other comprehensive income	—	740
Accumulated losses	(4,087)	(77,566)

Total shareholders’ equity	238,692	1,890,366

TOTAL	$421,208	$2,279,920

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	1.1.2005 to 12.31.2005	1.1.2006 to 12.31.2006
REVENUE
Fees for services provided to gaming machine lounges
- Affiliated customer	$16,433	$16,276
- External customers	136	—
Slot lounge gaming revenue	—	19,108

Sub-total	16,569	35,384
Food, beverage and others	759	717

Total revenue	17,328	36,101

OPERATING COSTS AND EXPENSES
Provision of services to gaming machine lounges	(11,255)	(16,289)
Slot lounge operating expenses	—	(11,847)
Food, beverage and others	(596)	(530)
Amortization of gaming subconcession	—	(14,309)
Amortization of land use rights	(3,535)	(12,358)
Impairment loss recognized on slot lounge services agreement	—	(7,640)
General and administrative	(4,400)	(15,591)
Selling and marketing	(534)	(3,511)
Pre-opening costs	(730)	(11,679)

Total operating costs and expenses	(21,050)	(93,754)

OPERATING INCOME (LOSS)	(3,722)	(57,653)

NON-OPERATING INCOME (EXPENSES)
Interest income	2,516	816
Interest expenses	(2,028)	(11,184)
Written off deferred financing costs	—	(12,698)
Foreign exchange gain (loss), net	(570)	55
Other, net	146	285

Total non-operating (expenses) income	64	(22,726)

INCOME (LOSS) BEFORE INCOME TAX	(3,658)	(80,379)
INCOME TAX (EXPENSE) CREDIT	91	1,885

INCOME (LOSS) BEFORE MINORITY INTERESTS	(3,567)	(78,494)
MINORITY INTERESTS	308	5,015

NET INCOME (LOSS)	$(3,259)	$(73,479)

LOSS PER SHARE:
Basic	$(0.006)	$(0.116)

SHARES USED IN LOSS PER SHARE CALCULATION:
Basic	522,945,205	633,228,439

For further information, please contact:

Mai Lam

Vice President - Finance

Tel: (852) 2598 3670

Email: mailam@melco-pbl.com

Ann Mangold

Hill & Knowlton (New York)

Tel: 1 (212) 885 0518

Email: ann.mangold@hillandknowlton.com

Helen Lam

Hill & Knowlton (Hong Kong)

Tel : (852) 2894 6204

Email : helen.lam@hillandknowlton.com.hk